Notice of withdrawal of

FILE NO. 000-25416

for

UNIVERSAL PROPERTY DEVELOPMENT AND ACQUISITIONS INC.

The 10Q was submitted under the incorrect CIK number. The error was made by the EDGAR filing agent

INTEGRITY STOCK TRANSFER

Signature

/s/Don Maddalon
Don Maddalon
Integrity Stock Transfer